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Filed by NorthPoint Communications Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: NorthPoint Communications Group, Inc.
Commission File No. 000-29828

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY NORTHPOINT COMMUNICATIONS GROUP, INC. ON SEPTEMBER 20, 2000:

Contacts:  Caroline Howell             Bernie Tylor
           415.365.6056                202.295.3424
           chowell@northpoint.net      btylor@blancandotus.com

     NORTHPOINT CEO SEES DSL ADOPTION ACCELERATING; COMPETITION WITH CABLE
                                  INTENSIFYING

   Fetter Says Increased Cable Competition, Consolidation Will Bring Greater
                Choice, Better Service in DSLcon Keynote Address

BOSTON, September 20, 2000 - In a keynote speech presented today at DSLcon, Liz Fetter, president and CEO of NorthPoint Communications (NASDAQ: NPNT), declared that consumers are realizing the benefits of broadband, as a direct result of increased competition with cable and recent strategic partnerships forged in the industry.

Citing NorthPoint's industry-changing merger agreement with Verizon as a strong sign that broadband competition is intensifying, Fetter said that the deal accelerates NorthPoint's ability to scale and innovate, and makes NorthPoint a more formidable competitor against cable service providers.

"The fruits of true and robust competition -- more choice, increased value and better customer service - are in our lifeblood," said Fetter. "Our agreement with Verizon enables NorthPoint, already one of the most nationwide of all DSL service providers, to double its network and dramatically expands the availability of fast, reliable and affordable connections to the Internet."

While high-speed Internet access via cable is currently available on a larger scale than service using DSL, DSL adoption is growing at a faster rate over its cable rival. According to industry analysts, DSL adoption is expected to grow by nearly 500 percent with 5.7 million homes using DSL by 2003. By contrast, over the same time period, cable service adoption is expected to grow by 175 percent from 2.8 million users at the end of this year.

The fall session of DSLcon, the prestigious DSL industry conference now in its third year, hosted Liz Fetter as its keynote speaker just a month after NorthPoint and Verizon announced their groundbreaking broadband agreement. The deal creates a new broadband leader and a "new" NorthPoint, firmly positioned to compete aggressively with cable. On a pro forma basis, by the end of the year the combined DSL operations of NorthPoint and Verizon are expected to include:
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o  A broadband network of more than 3,000 unique operational central offices, passing approximately 63 million homes and businesses in 163 U.S. MSAs (metropolitan statistical areas);

o  More than 600,000 DSL lines;

o Strategic marketing and wholesale relationships with Verizon Online, UUNET, Genuity, RadioShack, Microsoft, Staples, Blockbuster and other industry leaders;

o Approximately 3,000 employees dedicated to supporting the new NorthPoint's competitive, customer-focused strategy; and

o Broadband ventures, in Europe through VersaPoint and in Canada through NorthPoint Canada, addressing the rapidly emerging international DSL opportunity.

"The new business models are already in place and the DSL industry is quickly gaining ground on the national cable monopolies," stated Fetter today in her address. "In the home, where high-speed Internet connections are just starting to find a market, we haven't even scratched the surface of possibility. It's time to understand that there are two strong competitors - DSL and cable -- and the consumers will be the winners with choices for rich and exciting Internet content."

About NorthPoint

NorthPoint Communications Group, Inc., (Nasdaq: NPNT) one of the fastest-growing DSL services providers in the U.S., is building a global network designed to deliver affordable, dedicated high-speed Internet access, streaming content and other value-added services to consumers and businesses around the world. The company currently operates DSL-based local networks in 99 U.S. metropolitan statistical areas (MSAs). NorthPoint is also expanding its services around the globe through strategic partnerships with Versatel in Europe and Call-Net in Canada. On August 8, 2000, NorthPoint announced an agreement with Verizon to combine their DSL businesses. The merger will strengthen NorthPoint's ability to quickly scale to meet the fast-growing demand for broadband services and to deliver innovative new services and greater choice to American consumers and businesses. On a pro forma basis, the combined operations of NorthPoint and Verizon are expected to serve more than 600,000 DSL subscribers and to pass 63 million potential subscribers in 163 MSAs by the end of 2000. For additional information, visit www.northpoint.net.
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Safe Harbor Statement under the Private Securities Litigation Reform Act of
1995: The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements. Such statements are indicated by words or phrases such as "anticipate," "estimate," "projects," "believes," "intends," "expects" and similar words and phrases. Actual results may differ materially from those expressed or implied in any forward-looking statement as a result of certain risks and uncertainties. Some of these risks and uncertainties include, without limitation: NorthPoint's dependence on strategic third parties to market and resell its services, intense competition for NorthPoint's service offerings, dependence on growth in demand for DSL-based services, ability to raise additional capital, the inability to obtain, or meet conditions imposed for, governmental approvals for the proposed merger with Verizon Communications' DSL business, the failure of NorthPoint's stockholders to approve the merger, costs related to the merger, the risk that NorthPoint's and Verizon's DSL businesses will not be integrated successfully, the failure of NorthPoint to realize anticipated benefits of the merger and other economic, business, competitive and/or regulatory risks and uncertainties detailed in the company's Securities and Exchange Commission filings. Prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any of the forward-looking statements contained herein to reflect future events or developments.

NorthPoint Communications Group, Inc. and Verizon Communications will file a joint proxy statement/prospectus and other documents regarding the proposed business combination transaction referenced in the foregoing information with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus, when it becomes available, because it will contain important information. A definitive joint proxy statement/prospectus will

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be sent to stockholders of NorthPoint Communications Group, Inc. seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by NorthPoint Communications Group, Inc. and Verizon Communications with the Commission at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free by NorthPoint stockholders by directing a request to: NorthPoint Communications Group, Inc., 303 Second Street, South Tower, San Francisco, CA 94107, Attn: Investor Relations, (415) 403-4003, email: investorrelations@northpoint.net.
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